UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q4 2024 and Full Year 2024 Results

Full year top line fueled by strong CPaaS revenue increase

Strict expense control with G&A as % of revenues improving 4p.p. to 11.9% in FY 2024

New Strategic Cycle Announced for 2025

São Paulo, May 15, 2025 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today reported its operational and financial metrics for the fourth quarter and full year of 2024.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “2024 marked the development and launch of Zenvia Customer Cloud—our integrated solution designed to connect every stage of the customer journey. With extensive use of AI, the platform personalizes each interaction from the first touchpoint through post-sales service. AI is no longer a promise, it has become a fundamental pillar in how companies engage with their customers. That’s why Zenvia Customer Cloud, which is now our new core business, was built with AI at its core—to help companies operationalize intelligence at scale, especially when managing the experiences of thousands of consumers in a single, unified environment. We ended 2024 with almost 6,000 clients already using Zenvia Customer Cloud, and its consolidation represents the beginning of an exciting new cycle for Zenvia, as we announced in January of 2025, positioning us among the most complete unified CX AI SaaS solutions for B2C companies.”

Shay Chor, CFO & IRO of ZENVIA, said: “2024 was a pivotal and demanding year for us at Zenvia, as we focused on the final stages of implementing the Zenvia Customer Cloud, which was fully launched in October and demanded a lot of effort on systems and processes for its ramp up. At the same time, the CPaaS market proved more dynamic and volatile than anticipated and expanded 25% over the year. In this scenario, our 2024 Normalized EBITDA went up 38% YoY, multiplying by nearly five times in the last two years, yet fell short of our guidance for the year. While we acknowledge that profitability was shy of our expectations, mainly due to the Q4 performance which was impacted by full-year cost adjustments and SMS cost increases, we expect profitability to normalize in 2025, as we are already observing in the first months of 2025. In this new cycle, we will sharpen our focus on accelerating organic growth and expanding our partner ecosystem, while also deleveraging the company and streamlining operations—consistent with the new strategic direction we announced on January 13, 2025.”

Key Financial Metrics (BRL MM and %)	Q4 2024	Q4 2023	YoY	FY 2024	FY 2023	YoY
Revenues	231.4	217.0	6.6%	959.7	807.6	18.8%
Gross Profit	36.6	110.3	-66.8%	294.8	330.5	-10.8%
Gross Margin	15.8%	50.8%	-35.0p.p.	30.7%	40.9%	-10.2p.p.
Non-GAAP Adjusted Gross Profit(1)	49.2	123.1	-60.0%	345.5	382.6	-9.7%
Non-GAAP Adjusted Gross Margin(2)	21.3%	56.7%	-35.5p.p.	36.0%	47.4%	-11.4p.p.
Operating Income/Loss (EBIT)	-14.9	15.4	-197%	3.3	-10.7	n.m
Adjusted EBITDA(3)(5)	7.5	38.7	-80.7%	95.3	77.1	23.6%
Normalized EBITDA(4)(5)	34.8	37.1	-6.2%	105.1	76.1	38.1%
Income/Loss of the Period	-134.9	-17.0	694.8%	(154.7)	(60.8)	154.5%
Cash Balance	116.9	63.7	83.4%	116.9	63.7	83.4%
Net Cash Flow from (used in) Operating Activities	45.9	14.2	224.1%	107.8	162.5	-33.7%
Total Active Customers(6)	10,622	12,929	-17.8%	10,622	12,929	-17.8%
(1)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(3)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(4)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.
(6)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer. The consolidated number of Total Active Customers doesn’t reflect the sum of SaaS and CPaaS Clients, as there is cross selling between them.

1	Earnings Release | Q4 2024

Highlights Q4 2024

●	Revenues totaled BRL 231 million, up 7% when compared to BRL 217 million in Q4 2023, as a result of CPaaS (+17%) YoY expansion offset by the 10% drop in SaaS, mostly due to an 11% decrease in revenues from Enterprise customers. Non-GAAP Adjusted Gross Profit of BRL 49 million was down 60% YoY, while Non-GAAP Adjusted Gross Margin landed at 21%. This decrease is mainly explained by:
(i)	Higher CPaaS mix in the period, due to strong growth with lower margins. There was also an impact of BRL 27.8 million from SMS cost adjustments related to the full year, that was recorded only this quarter instead of diluted over the periods. Excluding this impact, CPaaS Adjusted Gross Margin would have been 21.8%, which is closer to the 25-30% range for expected gross margins, instead of the reported 4.0%. We expect margins to normalize over the course of 2025.
(ii)	Lower SaaS margins due to tighter margins from Enterprises, which continue to reflect a very competitive environment, more than offsetting the improved SMB mix, coupled with higher infrastructure costs associated with the final push to launch Zenvia Customer Cloud during the first half of the year.
●	Total active customers were 10.6k, being 5.9k from SaaS and 5.0k from CPaaS.
●	Our G&A Expenses went down 37% YoY in Q4 to BRL 19 million—less than half from two years ago—, bringing G&A as a percentage of revenues to 8.3%, down 5.7 percentage points from the 14.0% reported in the same period of 2023. It is worth noting that when we began our streamlining efforts, in mid-Q4 2022, the G&A-to-revenue ratio stood at 22.8%, so this drop represents a reduction of 14.7 percentage points over the whole period.
●	Normalized EBITDA was positive BRL 35 million in the quarter, down 6% from Q4 2023, mainly due to the lower gross profit, despite the stricter expense control and drop in G&A. The Q4 2024 results were also impacted by a BRL 27.8 million expense from SMS cost adjustments related to the full year, that was recorded only this quarter instead of diluted over the periods. For Q4 2024, we are considering this as a non-recurring event and excluding it from Normalized EBITDA. Please refer to the reconciliation table for more details.
●	Cash Balance of BR 117 million, a sequential increase of BRL 14 million as a direct result of our focus on cash preservation without jeopardizing our sustainable growth, including the continued use of working capital instruments.

Highlights 2024

●	Revenues totaled BRL 960 million, up 19% compared to BRL 808 million in 2023, as a result of both SaaS (+8%) and CPaaS (+25%) YoY expansion.
●	Non-GAAP Adjusted Gross Profit of BRL 345 million was down 10% YoY with Non-GAAP Adjusted Gross Margin down by 11 percentage points YoY to 36.0%, mainly explained by the higher mix of CPaaS in revenues, combined with lower margins from both the CPaaS and SaaS business.
●	Our G&A Expenses ended the year at BRL 114 million, down 11% YoY, bringing G&A as a percentage of revenues to 11.9%—a decrease of 4.1 percentage points from the 16.0% reported in the same period of 2023. Two years ago, the G&A-to-revenue ratio stood at 19.5%, reflecting a reduction of 7.6 percentage points over the period.

2	Earnings Release | Q4 2024

●	Normalized EBITDA reached BRL 105 million in the period, up 38% from 2023, but below the lower end of the full-year guidance range of BRL 120 million to BRL 140 million.
●	Cash Balance of BR 117 million was up by BRL 53 million YoY as a direct result of our focus on cash preservation without jeopardizing our sustainable growth, including the continued use of working capital instruments.

Subsequent Events

●	On January 13, Zenvia announced the beginning of its new strategic cycle, centered on its newly launched solution—Zenvia Customer Cloud. Introduced in October 2024, the platform represents the deep integration of the Company’s CX AI SaaS tools, delivering a fully unified customer experience solution. Supported by Product-Led Growth (PLG) strategies and international expansion, Zenvia Customer Cloud has already been adopted by approximately 6,000 companies—20% of which are international clients—and is estimated to have generated close to R$180 million in revenue for the year ended December 31, 2024.

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q4 2024	Q4 2023	YoY	FY 2024	FY 2023	YoY
Revenues	75.5	83.6	-9.7%	318.7	295.0	8.0%
Gross Profit	30.3	41.1	-26.3%	128.4	136.3	-5.8%
Gross Margin	40.1%	49.2%	-9.0p.p.	40.3%	46.2%	-5.9p.p.
Non-GAAP Adjusted Gross Profit(1)	43.0	54.0	-20.4%	179.1	188.3	-4.9%
Non-GAAP Adjusted Gross Margin(2)	56.9%	64.5%	-7.6p.p.	56.2%	63.8%	-7.6p.p.
Net Revenue Expansion (NRE)	100%	102%	-2.0p.p.	100%	102%	-2.0p.p.
Total Active Customers(3)	5,936	7,127	-16.7%	5,936	7,127	-16.7%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

Our SaaS business Revenue went down 10% YoY in Q4 2024 to BRL 75.5 million from BRL 83.6 million in Q4 2023, primarily from a decrease in revenues from Enterprise customers. In the year, SaaS revenues went up by 8.0%, as a result of the increases from both client size profiles (Enterprise and SMBs), with our SMB customers increasing 8% in the period, helping lay the groundwork for Zenvia Customer Cloud to scale.

Q4 2024 Non-GAAP Adjusted Gross Profit went down 20% YoY to BRL 43.0 million from BRL 54.0 million, with Non-GAAP Adjusted Gross Margin from SaaS reducing by 7.6 percentage points to 56.9%, as we saw tighter margins from large enterprises amid continued fierce competitive market dynamics in this segment.

In the year, our Non-GAAP Adjusted Gross Profit went down 5%, which led the 7.6 percentage points reduction in our Non-GAAP Adjusted Gross Margin to 56.2%, mainly from the same impact from large enterprises with lower margins, coupled with the higher infrastructure costs associated with the final push to launch Zenvia Customer Cloud during the first half of the year.

3	Earnings Release | Q4 2024

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM and %)	Q4 2024	Q4 2023	YoY	FY 2024	FY 2023	YoY
Revenues	155.9	133.4	16.9%	641.0	512.6	25.1%
Non-GAAP Adjusted Gross Profit(1)	6.3	69.2	-90.9%	166.4	194.3	-14.3%
Non-GAAP Adjusted Gross Margin(2)	4.0%	51.9%	-47.8p.p.	26.0%	37.9%	-11.9p.p.
Total Active Customers(3)	4,963	6,263	-20.8%	4,963	6,263	-20.8%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

The CPaaS segment reported Net Revenues of BRL 155.9 million in Q4 2024, up 17% YoY. Q4 2024 results were impacted by a BRL 27.8 million expense from SMS cost adjustments related to the full year, that was recorded only this quarter instead of diluted over the periods. Excluding this impact, CPaaS Adjusted Gross Margins would have been 21.8%, which is closer to the 25-30% range expected for gross margins, instead of the reported 4.0%. We expect to recover part of these margins over the course of 2025.

In the full year, our CPaaS business reported Net Revenues of BRL 641.0 million, up 25% YoY, while our Non-GAAP Adjusted Gross Profit decreased 14%, leading to a Non-GAAP Adjusted Gross Margin of 26.0%. The lower profitability can be traced to higher SMS costs and tighter margins from newly-acquired clients, a strategy we expect to pay off over the medium to long term as we deepen these relationships.

Consolidated Financial Result Analysis

This quarter was marked by three effects that impacted our performance.

On the CPaaS business, we recorded high volumes leading to a 17% YoY revenue growth, but the combination of higher SMS costs when compared to the same period last year, along with newly-acquired clients with tighter margins, had a strong negative effect on our gross profit and margins. We are confident that the strategy of acquiring clients at tighter margins will pay off in the middle and long term as we do not need additional G&A expenses to manage these clients.

On the SaaS business, revenue declined compared to Q4 2023 mainly due to lower revenues with Enterprise customers from continued fierce competitive market dynamics in this segment, which combined with increased infrastructure costs in preparation for the launch of the Zenvia Customer Cloud, also had a negative effect on our gross profit and margins.

On the other hand, our G&A Expenses went down 37% YoY in Q4 to BRL 19 million— less than half from two years ago—bringing G&A as a percentage of revenues to 8.3%, a 5.7 percentage points decrease from the 14.0% reported in the same period of 2023, but not enough to offset the lower margins on both segments.

4	Earnings Release | Q4 2024

As a result of all these effects, our Adjusted EBITDA reached BRL 7.5 million in Q4 2024 compared to BRL 38.7 million in Q4 2023, while the Normalized EBITDA, which excludes the earn-outs and non-recurring events, reached BRL 34.8 million compared to BRL 37.1 in Q4 2023.

The Q4 2024 performance negatively impacted our full year results and prevented us from delivering the annual guidance. Even though our revenues went up 19% YoY to BRL 960 million and the G&A Expenses went down 11% YoY to BRL 114 million, it was not enough to offset the lower margins from higher CPaaS on the mix from newly-acquired clients with lower profitability and the competitive environment for Enterprises on the SaaS Business, along with full-year cost adjustments and SMS cost increases.

Adjusted EBITDA reached BRL 95.3 million in 2024 (+23.6%), while Normalized EBITDA totaled BRL 105.1 million, up 38.1% YoY but below the lower end of our full year 2024 guidance.

Conference Call

The Company’s senior management team will host a webcast to discuss the results and business outlook on May 20, 2025, at 10:00 am ET. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary quarter and year-to-date operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

5	Earnings Release | Q4 2024

SELECTED FINANCIAL DATA

The following selected financial information for the years 2024 and 2023 are audited. The annual report on Form 20-F for the fiscal year ended December 31, 2024 has also been filed with the Securities and Exchange Commission. The annual report can be accessed on the Company's investor relations website at http://investors.zenvia.com or at http://www.sec.gov.

Income Statement

	Q4			12M
	2024	2023	Variation	2024	2023	Variation
	(non-audited)	(restated)		(audited)	(audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	231,436	217,014	6.6%	959,680	807,577	18.8%
Cost of services	-194,865	-106,742	82.6%	-664,907	-477,035	39.4%
Gross profit	36,571	110,272	-66.8%	294,773	330,542	-10.8%
Selling and marketing expenses	-20,042	-28,292	-29.2%	-101,477	-109,793	-7.6%
General and administrative expenses	-19,237	-30,332	-36.6%	-114,402	-128,823	-11.2%
Research and development expenses	-5,662	-12,773	-55.7%	-47,043	-52,784	-10.9%
Allowance for expected credit losses	-4,612	-24,616	-81.3%	-16,066	-49,247	-67.4%
Other income and expenses, net	-1,916	1,167	-264.2%	-12,510	-606	1964.4%
Operating gain (loss)	-14,898	15,426	-196.6%	3,275	-10,711	n.m.
Financial expenses	-13,722	-16,907	-18.8%	-151,504	-72,641	108.6%
Finance income	-50,239	13,457	-473.3%	20,195	28,589	-29.4%
Financial expenses, net	-63,961	-3,450	1753.9%	-131,309	-44,052	198.1%
Income/Loss before taxes	-78,859	11,976	-758.5%	-128,034	-54,763	133.8%
Deferred income tax and social contribution	-52,096	-26,760	94.7%	-14,667	202	n.m.
Current income tax and social contribution	-3,959	-2,191	80.7%	-11,957	-6,210	92.5%
Income/Loss for the period	-134,914	-16,975	694.8%	-154,658	-60,771	154.5%

Income/Loss attributable to Company Owners	-134,860	-16,996	693.5%	-154,658	-61,004	153.5%
Non-controlling interests	54	-21	-357.1%	0	-233	-100.0%

6	Earnings Release | Q4 2024

Balance Sheet

	December 31, 2023 (audited)	December 31, 2024 (audited)
	(in thousands of reais)
Assets
Current assets	250,331	318,990
Cash and cash equivalents	63,742	116,884
Trade and other receivables	148,784	171,190
Recoverable assets	28,058	19,572
Prepayments	5,571	5,157
Other assets	4,176	6,187

Non-current assets	1,461,233	1,424,564
Restricted cash	6,403	10,891
Prepayments	1,119	423
Deferred tax assets	91,971	77,304
Property, plant and equipment	11,879	15,350
Right-of-use of assets	2,534	2,497
Intangible assets	1,347,327	1,318,099

Total assets	1,711,564	1,743,554

	December 31, 2023 (audited)	December 31, 2024 (audited)
Liabilities
Current liabilities	607,374	674,759
Trade and other payables	353,998	445,804
Loans, borrowings and Debentures	36,191	81,137
Liabilities from acquisitions	134,466	90,920
Employee benefits	50,085	21,109
Tax liabilities	19,031	28,612
Lease liabilities	2,056	1,511
Deferred revenue	11,547	5,371
Derivative financial instruments	-	295

Non-current liabilities	215,243	297,380
Liabilities from acquisitions	160,237	189,886
Loans, borrowings	51,605	45,718
Provisions for tax, labor and civil risks	1,721	804
Lease liabilities	752	1,309
Trade and other payables	-	15,528
Employee Benefits	615	2,056
Derivative financial instruments	-	41,814
Taxes to be paid in installments	313	265
Equity	888,947	771,415
Capital	957,525	1,007,522
Reserves	247,464	230,901
Foreign currency translation reserve	3,129	4,847
Other components of equity	283	2,394
Accumulated losses	(319,591)	(474,249)
Non-controlling interests	137	-

Total equity and liabilities	1,711,564	1,743,554

Indebtedness

	Interest	December 31, 2023 (audited)	December 31, 2024 (audited)
		(in thousands of R$)
Working capital	100% CDI+2.51% to 6.55% and 8.60%	69,667	114,762
Debentures	18.16%	18,129	12,093
Total		87,796	126,855

Cash Flow

	Q4		FY
	2024 (non-audited)	2023 (restated)	2024 (audited)	2023 (audited)
	(in thousands of R$)
Net cash from (used in) operating activities	45,919	14,166	107,771	162,547
Net cash used in investing activities	-14,225	-20,833	-62,618	-53,903
Net cash from (used in) financing activities	-16,412	-45,569	9,105	-143,766
Exchange rate change on cash and cash equivalents	-1,060	-529	-1,116	-1,379
Net (decrease) increase in cash and cash equivalents	14,222	-52,765	53,142	-36,501

7	Earnings Release | Q4 2024

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q4		12M
Consolidated	2024 (non-audited)	2023 (restated)	2024 (audited)	2023 (audited)
	(in thousands of R$)
Gross profit	36,571	110,272	294,773	330,542
(+) Amortization of intangible assets acquired from business combinations	12,654	12,850	50,746	52,061
Non-GAAP Adjusted Gross Profit(1)	49,225	123,122	345,519	382,603
Revenue	231,436	217,014	959,680	807,577
Gross Margin(2)	15.8%	50.8%	30.7%	40.9%
Non-GAAP Adjusted Gross Margin(3)	21.3%	56.7%	36.0%	47.4%

(1) We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2) We calculate gross margin as gross profit divided by revenue.

(3) We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

8	Earnings Release | Q4 2024

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q4		12M
SaaS Segment	2024 (non-audited)	2023 (restated)	2024 (audited)	2023 (audited)
	(in thousands of R$)
Gross profit	30,301	41,114	128,383	136,280
(+) Amortization of intangible assets acquired from business combinations	12,654	12,850	50,746	52,061
Non-GAAP Adjusted Gross Profit(1)	42,955	53,964	179,129	188,341
Revenue	75,519	83,639	318,693	295,012
Gross Margin(2)	40.1%	49.2%	40.3%	46.2%
Non-GAAP Adjusted Gross Margin(3)	56.9%	64.5%	56.2%	63.8%
(1)

We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.

(2)	We calculate gross margin for our SaaS business segment as gross profit for our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

	Q4		12M
CPaaS Segment	2024 (non-audited)	2023 (restated)	2024 (audited)	2023 (audited)
	(in thousands of R$)
Gross profit	6,270	69,158	166,390	194,262
(+) Amortization of intangible assets acquired from business combinations	0	0	0	0
Non-GAAP Adjusted Gross Profit(1)	6,270	69,158	166,390	194,262
Revenue	155,917	133,375	640,987	512,565
Gross Margin(2)	4.0%	51.9%	26.0%	37.9%
Non-GAAP Adjusted Gross Margin(3)	4.0%	51.9%	26.0%	37.9%
(1)

We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.

(2)	We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

9	Earnings Release | Q4 2024

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	Q4		12M
	2024 (non-audited)	2023 (restated)	2024 (audited)	2023 (audited)
	(in thousands of R$)
Income/Loss for the period	-134,914	-16,975	-154,658	-60,771
Current and Deferred Income Tax	56,055	28,951	26,624	6,008
Financial expenses, net	63,961	3,450	131,309	44,052
Depreciation and Amortization	22,352	23,271	92,019	87,807
Adjusted EBITDA(1)	7,454	38,697	95,294	77,096
Earn-outs	423	1,594	- 9,822	963
Non-Recurring Events	-27,761	-
Normalized EBITDA(2)	34,792	37,103	105,116	76,133

(1) We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.

(2) We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-recurring events and non-cash impacts from earn-out adjustments.

10	Earnings Release | Q4 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 16, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer